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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

NETFLIX, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64110L106
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		9,318,184 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,318,184 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,318,184 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 6,942,574 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		347,464 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		347,464 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

347,464 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 258,878 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IV, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		9,665,648 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,655,648 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,665,648 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 7,201,452 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: Technology Crossover Ventures II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		740,733 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		740,733 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

740,733 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 740,733 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: TCV II (Q), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		569,485 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		569,485 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

569,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 569,485 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: TCV II, V.O.F.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NETHERLANDS ANTILLES

	7	SOLE VOTING POWER:

NUMBER OF		24,060 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,060 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,060 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 24,060 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: TCV II Strategic Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		101,063 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		101,063 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

101,063 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 101,063 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: Technology Crossover Ventures II, C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NETHERLANDS ANTILLES

	7	SOLE VOTING POWER:

NUMBER OF		113,095 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		113,095 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

113,095 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 113,095 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: Technology Crossover Management II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,548,436 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,548,436 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,548,436 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,548,436 shares of Common Stock.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		12,418- SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,214,084 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,226,502 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,226,502 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 8,749,888 shares of Common Stock. Also includes options issued under the 2002 Stock Option Plan and held directly by the Reporting Person that are immediately exercisable into a total of 12,418 shares of common stock. Please see Item 5.

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,214,084 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,214,084 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,214,084 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 8,749,888 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Netflix, Inc., a Delaware corporation (“Netflix” or the “Company”). The Company’s principal executive offices are located at 100 Winchester Circle, Los Gatos, CA 95032.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) TCV II, V.O.F., a Netherlands Antilles general partnership (“TCV II, V.O.F.”), (5) Technology Crossover Ventures II, L.P., a Delaware limited partnership (“TCV II, L.P.”), (6) TCV II (Q), L.P., a Delaware limited partnership (“TCV II (Q)”), (7) TCV II Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners II”), (8) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership (“TCV II, C.V.”), (9) Technology Crossover Management II, L.L.C., a Delaware limited liability company (“Management II”), (10) Jay C. Hoag (“Mr. Hoag”) and (11) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., and Management II are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management II is the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., and Management II is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management II. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On January 27, 2006, TCV II, V.O.F. net exercised warrants to purchase 4,252 shares of the Company’s Common Stock at an exercise price of $1.50 per share utilizing the “net exercise” provisions in the warrants. Under that provision, TCV II, V.O.F surrendered 249 shares of Common Stock underlying the warrant to cover the exercise price of the warrants and received 4,003 shares of Common Stock.
The payment of the exercise price was through the disposition of shares of Common Stock underlying the warrants by TCV II, V.O.F.
On January 27, 2006, TCV II, L.P. net exercised warrants to purchase 130,847 shares of the Company’s Common Stock at an exercise price of $1.50 per share utilizing the “net exercise” provisions in the warrants. Under that provision, TCV II, L.P. surrendered 7,635 shares of Common Stock underlying the warrant to cover the exercise price of the warrants and received 123,212 shares of Common Stock.
The payment of the exercise price was through the disposition of shares of Common Stock underlying the warrants by TCV II, L.P.
On January 27, 2006, TCV II (Q) net exercised warrants to purchase 100,597 shares of the Company’s Common Stock at an exercise price of $1.50 per share utilizing the “net exercise” provisions in the warrants. Under that provision, TCV II (Q) surrendered 5,870 shares of Common Stock underlying the warrant to cover the exercise price of the warrants and received 94,727 shares of Common Stock.
The payment of the exercise price was through the disposition of shares of Common Stock underlying the warrants by TCV II (Q)
On January 27, 2006, Strategic Partners II net exercised warrants to purchase 17,853 shares of the Company’s Common Stock at an exercise price of $1.50 per share utilizing the “net exercise” provisions in the warrants. Under that provision, Strategic Partners II surrendered 1,042 shares of Common Stock underlying the warrant to cover the exercise price of the warrants and received 16,811 shares of Common Stock.
The payment of the exercise price was through the disposition of shares of Common Stock underlying the warrants by Strategic Partners II
On January 27, 2006, TCV II, C.V. net exercised warrants to purchase 19,977 shares of the Company’s Common Stock at an exercise price of

$1.50 per share utilizing the “net exercise” provisions in the warrants. Under that provision, TCV II, C.V. surrendered 1,166 shares of Common Stock underlying the warrant to cover the exercise price of the warrants and received 18,811 shares of Common Stock.
The payment of the exercise price was through the disposition of shares of Common Stock underlying the warrants by TCV II, C.V.
ITEM 4. PURPOSE OF TRANSACTION.
Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on January 27, 2006, TCV IV, Strategic Partners IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V. (the “Funds”), Management IV, Management II, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares:

	Number of Total Shares	Percentage of Outstanding Shares
Name of Investor	(including warrants)	(including warrants) (*)
TCV IV	9,318,184	15.20%	(**)
Strategic Partners IV	347,464	Less than 1%	(**)
Management IV	9,665,648	15.70%	(**)
TCV II, V.O.F	24,060	Less than 1%	(**)
TCV II, L.P.	740,733	1.34%	(**)
TCV II (Q)	569,485	1.04%	(**)
Strategic Partners II	101,063	Less than 1%	(**)
TCV II, C.V	113,095	Less than 1%	(**)
Management II	1,548,436	2.77%	(**)
Mr. Hoag	11,226,502	17.78%	(**)(***)
Mr. Kimball	11,214,084	17.77%	(**)
(*) all percentages in this table are based on the 54,374,037 shares of Common Stock of the Company outstanding, as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.
(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***) Includes 12,418 options issued under the 2002 Stock Option Plan that are immediately exercisable into a total of 12,418 shares of Common Stock.
Each of TCV IV and Strategic Partners IV (together the “TCV IV Funds”) has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock received upon exercise of its warrants. Each of the TCV IV Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock received upon exercise of its respective warrants. Management IV as the sole general partner of each of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV IV Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock received upon exercise of the TCV IV Funds’ warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV IV Funds and will have the power to vote or direct the vote the shares of Common Stock received upon exercise of the TCV IV Funds’ warrants. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II and TCV II, C.V. (together the “TCV II Funds”) has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock received upon exercise of its warrants. Each of the TCV II Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock received upon exercise of its respective warrants. Management II as the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and as the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock received upon exercise of the TCV II Funds’ warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV II Funds and will have the power to vote or direct the vote the shares of Common Stock received upon exercise of the TCV II Funds’ warrants. Management II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV and Management II. Under the operating agreements of Management

IV and Management II, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV and Management II to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held respectively by the TCV IV Funds and the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock received upon exercise of the TCV IV Funds’ and the TCV II Funds’ respective warrants, as well as to have the shared power to vote or direct the vote of the respective shares of Common Stock held by the TCV IV Funds and the TCV II Funds, and will have the shared power to vote or direct the vote the shares of Common Stock received upon exercise of the TCV IV Funds’ and the TCV II Funds’ respective warrants. Mr. Hoag has the sole power to dispose and direct the disposition of the shares of Common Stock received upon exercise of his options and the sole power to direct the vote of his shares of Common Stock received upon exercise of his options. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds and TCV II Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Hoag received the following option grants:

Date of Grant	Number of Options Granted	Exercise Price
7/1/05	2,415	$16.55
8/1/05	2,066	$19.34
9/1/05	1,866	$21.45
10/3/05	1,502	$26.64
11/1/05	1,558	$25.68
12/1/05	1,475	$27.11
1/3/06	1,536	$26.05
On November 10, 2005 Management IV completed an in-kind distribution of 11,404 shares to one of its members without consideration.
The following is a list of sales of the Company’s Common Stock effected by the Item 2 Reporting Persons on January 27, 2006 at $27.28 per share:

Name of Investor	Shares Sold
TCV IV	1,185,784
Strategic Partners IV	44,216
TCV II, V.O.F	11,967
TCV II, L.P.	368,348
TCV II (Q)	283,191
Strategic Partners II	50,257
TCV II, C.V	56,237
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29, 2002)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2006
TCV IV, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II, V.O.F.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER VENTURES II, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II (Q), L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER VENTURES II, C.V.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29, 2002)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)